February 27, 2014

VIA EDGAR SUBMISSION

Mr. Patrick Gilmore
Accounting Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549

Re:	Points International Ltd.
Form 40-F for the Fiscal Year-Ended December 31, 2012
Filed March 6, 2013
File No. 001-35078

Dear Mr. Gilmore,

Points International Ltd. (the “Company”) is in receipt of your comment letter (the “Comment Letter”) dated December 20, 2013 regarding Points International Ltd.’s Form 40-F for the fiscal year ended December 31, 2012. The Company had filed for an extension to respond to the Comment Letter, and intended to provide response by February 28, 2014. The Company respectfully requests an extension to provide a response by March 31, 2014. Should you have any questions regarding the request made herein, please do not hesitate to contact me. Thank you very much for your courtesy and cooperation in this manner.

Very truly yours,

Anthony Lam
Chief Financial Officer

171 John Street, 5th Floor, Toronto, ON M5T 1X3 | T: 416.596.6370 | F: 416.595.6444 • www.points.com